

June 4, 2013

<u>Via E-mail</u>
Dee Dee Lowery
Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Hwy. 98 West
Hattiesburg, MS 39402

> **Re: The First Bancshares, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 29, 2013**
> **File No. 333-188922**

Dear Ms. Lowery:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3</u>

<u>Selling Securityholders, page 10</u>

1.   For all selling securityholders that are legal entities, please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale. We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale for any of the selling securityholder legal entities.

Plan of Distribution, page 12

2.   We note your disclosure on page 13 that each selling securityholder has informed the Company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.   Please tell us whether any of the selling securityholders is a broker-dealer or an affiliate of a broker-dealer. If you determine that a selling securityholder is a broker-dealer, please revise your disclosure to indicate that such selling securityholder is an underwriter, unless such selling securityholder received its securities as compensation for investment banking services. If a selling securityholder is an affiliate of a broker-dealer, please disclose, if true, that such selling securityholder acquired its securities in the ordinary course of business. If not, you must indicate that such selling securityholder is an underwriter.

Incorporation of Information by Reference, page 14

3.   We note that you incorporated the description of the common stock provided in your amended registration statement on Form S-1, which is a Securities Act registration statement. Item 12(a)(3) of Form S-3 only allows the incorporation of a capital stock's description that is contained in a registration statement filed under the Exchange Act, not the Securities Act. Please revise. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation Question 123.07, available on our website.

Exhibits

4.   It appears that you have attached the exhibits to the Form S-3 and that you did not file separately the exhibits on the EDGAR system. Please file the exhibits with the appropriate EDGAR tags with the next pre-effective amendment to the registration statement.

5.   It appears that the legality opinion has not been signed by the law firm. Please file a signed opinion with your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3698 with any questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

cc: <u>Via E-mail</u>
        J. Andrew Gipson, Esq.